Exhibit 99.6


                           Iowa First Bancshares Corp.
              NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER



Committee Membership

Except as provided below the Nominating and Corporate Governance Committee (the "Committee") of the Board of Directors (the "Board") of Iowa First Bancshares Corp. (the "Company") shall consist solely of "independent directors," i.e., those directors who neither are officers or employees of the Company or its subsidiaries nor have a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and who are otherwise "independent" under SEC rules.

The initial members of the Committee shall be appointed by the Board. Candidates to fill subsequent vacancies in the Committee shall be appointed by the Board based on nominations by the Committee. Members shall serve at the pleasure of the Board and for such term or terms as the Board may determine.

The Committee shall be comprised of three members. One director who is not independent and is not a current officer or employee, or a spouse, parent, child or sibling, whether by blood, marriage or adoption, of, or a person who has the same residence as, any current officer or employee, may be appointed to the Committee if the Board, under exceptional and limited circumstances, determines that such individual's membership on the Committee is required by the best interests of the Company and its stockholders, and the Board discloses, in the next annual meeting proxy statement subsequent to such determination, the nature of the relationship, and the reasons for the determination. Any such member appointed to the Committee may only serve for up to two years.

Committee Purpose and Responsibilities

The Committee shall have the purpose and responsibilities to:

1. Make recommendations to the Board from time to time as to changes that the Committee believes to be desirable to the size of the Board or any committee thereof.

2. Identify individuals believed to be qualified to become Board members, consistent with criteria approved by the Board, and to select, or recommend to the Board, the nominees to stand for election as directors at the annual meeting of stockholders or, if applicable, at a special meeting of stockholders. In the case of a vacancy in the office of a director (including a vacancy created by an increase in the size of the Board), the Committee shall recommend to the Board an individual to fill such vacancy either through appointment by the Board or through election by stockholders. In selecting or recommending candidates, the Committee shall take into consideration any criteria approved by the Board (which are set forth in the Company's Corporate Governance Guidelines) and such other factors as it deems appropriate. These factors may include judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate's experience with the experience of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. The Committee shall consider all candidates recommended by the Company's shareholders in accordance with the procedures set forth in the Company's annual proxy statement. The Committee may consider candidates proposed by management but is not required to do so.

3. Develop and recommend to the Board standards to be applied in making determinations as to the absence of material relationships between the Company and a director.

4. In the case of a director nominee to fill a Board vacancy created by an increase in the size of the Board, make a recommendation to the Board as to the class of directors in which the individual should serve.

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5.   Identify Board members  qualified to fill vacancies on any committee of the
     Board including the Nominating and Corporate Governance Committee and to recommend that the Board appoint the identified member or members to the respective committee. In nominating a candidate for committee membership, the Committee shall take into consideration the criteria approved by the
     Board,  which  are  set  forth  in  the  Company's   Corporate   Governance
     Guidelines, and the factors set forth in the charter of that committee, if any, as well as any other factors it deems appropriate, including without limitation the consistency of the candidate's experience with the goals of the committee and the interplay of the candidate's experience with the experience of other committee members.

6. Establish procedures for the Committee to exercise oversight of the evaluation of the Board and management.

7. Develop and recommend to the Board a set of corporate governance principles applicable to the Company, and to review those principles at least once a year.

8. Prepare and issue the evaluation required under "Performance Evaluation" below.

9. Assist management in the preparation of the disclosure in the Company's annual proxy statement regarding the operations of the Committee.

10.  Report to the Board on a regular basis and not less than once per year.

11. Perform any other duties or responsibilities expressly delegated to the Committee by the Board from time to time relating to the nomination of Board and committee members.

Committee Structure and Operations

The Committee shall designate one member of the Committee as its Chairperson. In the event of a tie vote on any issue, the chairperson's vote shall decide the issue. Beginning in 2004, the Committee shall meet in person or telephonically at least twice a year and perhaps more frequently, in conjunction with regularly scheduled meetings of the Board at regularly scheduled times and places determined by the Committee chairperson, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the Committee or its chairperson.

Delegation to Subcommittee

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee. This is not anticipated to occur on a frequent basis.

Performance Evaluation

The Committee shall prepare and review with the Board an annual performance evaluation of the Committee, which evaluation shall compare the performance of the Committee with the requirements of this charter. The performance evaluation shall also recommend to the Board any improvements to the Committee's charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the chairperson of the Committee or any other member of the Committee designated by the Committee to make this report.

Resources and Authority of the Committee

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special counsel or other experts or consultants, as it deems appropriate, without seeking approval of the Board of management. With respect to consultants or search firms used to identify director candidates, this authority shall be vested solely in the Committee.


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